UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                                 (Rule 13d-102)
             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                 SOFTWARE PUBLISHING CORPORATION HOLDINGS, INC.
             -----------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)


                                   833979206
             -----------------------------------------------------
                                 (CUSIP Number)

                                February 3, 1999
             ------------------------------------------------------
              Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the Rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-(c)
[ ] Rule 13d-f(d)



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CUSIP No. 833979206                SCHEDULE 13G              Page 2  of 6  Pages
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   1.  NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Whitehaven Group, L.L.C. - I.R.S. Identification No: 65-0830362

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY

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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       The Whitehaven Group, L.L.C. is a Delaware Limited Liability Company.

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            311,666 shares
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             332,499 shares
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             311,666 shares
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       332,499 shares

--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       332,499
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]

--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.3%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*


       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
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 CUSIP No. 833979206                                         Page 3  of 6  Pages

                                   ATTACHMENT
                                   ----------

Item 1.     (a)   Name of Issuer:

                  Software Publishing Corporation Holdings, Inc.
                  --------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                  3A Oak Road, Fairfield, NJ 07004
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                  The Whitehaven Group, L.L.C. is a Delaware Limited Liability Company.

                  --------------------------------------------------------------
            (b)   Address of Principal Business Office, or if None, Residence:

                  6700 North Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309

                  --------------------------------------------------------------
            (c)   Citizenship:
                  See response to Number 4 on page 2

                  --------------------------------------------------------------
            (d)   Title of Class of Securities:

                  Common Stock, par value $.001 per share

                  --------------------------------------------------------------
            (e)   CUSIP No:

                  833979206
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), Check whether the person filing is a:

            (a)   [ ]   Broker or Dealer registered under Section 15 of the
                        Act,

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,

            (c)   [ ]   Insurance Company as defined in Section 3(a)(19) of
                        the Act,

            (d)   [ ]   Investment Company registered under Section 8 of the
                        Investment Company Act,

            (e)   [ ]   Investment Adviser registered in accordance with Rule
                        13d-1(b)(1)(ii)(e):
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CUSIP No. 833979206                       13G                  Page 4 of 6 Pages

            (f)   [ ]   Employee Benefit Plan, Pension Fund which is  subject
                        to the  provisions of  the Employee Retirement Income
                        Security Act of  1974 or Endowment Fund; see Rule
                        13d-1(b)(1)(ii)(F);

            (g)   [ ]   Parent  Holding  Company, in accordance with Rule
                        13d-1(b)(ii)(G) (Note: See Item 7)

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Investment Act.

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

            If this Statement is filed pursuant to Rule 13d-1(c), check this box [X].

Item 4.     Ownership.

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

            (a) Amount beneficially owned: The Whitehaven Group, LLC, which is owned by Elliot and Shelly Lowenstern as joint tenants by the entirety, beneficially owns an aggregate of 332,499 shares of common stock of the issuer (i) 266,666 of which shares are issuable upon the exercise of options and (iii) 20,833 of which shares are owned by The Lowenstern Family Partnership, L.P. the general partner of which is Elliot Lowenstern. The aggregate amount of shares of common stock of the Issuer beneficially owned by The Whitehaven Group, LLC is therefore 332,499 shares.

            (b) Percent of class: 8.3%


            (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote. 311,666 shares

                  (ii) Shared power to vote or to direct the vote. 332,499
                       shares

                 (iii) Sole power to dispose or to direct the disposition of
                       311,666 shares

                  (iv) Shared power to dispose or to direct the disposition of
                       332,499 shares.

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CUSIP No. 833979206                                            Page 5 of 6 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be a beneficial owner of more than five (5%) percent of the class of securities, check the following. [ ]


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            None

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not Applicable

Item 8.     Identification and Classification of Members of the Group.

            Not Applicable

Item 9.     Notice of Dissolution of Group.

            Not Applicable

Item 10.    Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 833979206                                            Page 6 of 6 Pages

                                  Signature.


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: February 3, 1999                          The Whitehaven Group, LLC


                                                By: /s/ Elliot Lowenstern
                                                    -------------------------
                                                    Elliot Lowenstern, Member